Exhibit 99.1

Top Image Systems to Dual-List on The Tel Aviv Stock Exchange

Wednesday November 29, 7:00 am ET

TEL AVIV, ISRAEL – (MARKET WIRE) – Nov 29, 2006 – Top Image Systems Ltd. (NASDAQ:TISA – News) (the “Company”) today announced that it has received approval to dual-list its ordinary shares for trading on the Tel Aviv Stock Exchange. The Company’s shares are scheduled to begin trading on the Tel Aviv Stock Exchange on December 3, 2006 and will continue to be listed concurrently on the Nasdaq Capital Market.

Copies of the Company’s registration document are available to the public at the Company’s offices at 2 Habarzel Street, Ramat Hachayal, Tel Aviv, Israel, during normal business hours, at the library of the Tel Aviv Stock Exchange and on the website of the Israel Securities Authority at: www.magna.isa.gov.il.

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “project,” “expect,” “plan,” “intend,” “may,” “should,” “will” and similar words or expressions identify some, but not all, of these statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Adi Bar-Lev Investor and Public Relations Manager Top Image Systems Ltd. +972 3 7679114

External Investor Relations Contact: Ehud Helft & Kenny Green GK Investor Relations 1 866 704 6710